

Mail Stop 7010

January 30, 2007

**Via U.S. Mail and Fax (210-496-3232)**
Mr. P. Mark Stark
Chief Financial Officer
The Exploration Company of Delaware, Inc.
500 North Loop 1604 East
Suite 250
San Antonio, TX 78232

> **Re:    The Exploration Company of Delaware, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 0-09120**

Dear Mr. Stark:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
> /s/ April Sifford
>
> April Sifford
> Branch Chief Accountant